SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

INVENTURE FOODS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461212102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 461212102	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS Stephens Investment Management Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 745,632
	7.	SOLE DISPOSITIVE POWER 1,000,801
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,801
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12.	TYPE OF REPORTING PERSON IA

CUSIP NO. 461212102	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS Stephens Investments Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 745,632
	7.	SOLE DISPOSITIVE POWER 1,000,801
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,801
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12.	TYPE OF REPORTING PERSON HC, OO

CUSIP NO. 461212102	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS Warren A. Stephens
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 745,632
	7.	SOLE DISPOSITIVE POWER 1,000,801
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,801
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12.	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 461212102

Item 1.

(a)	Name of Issuer: Inventure Foods Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5415 East High Street Suite 350

Phoenix AZ 85054

Item 2.

(a)	Name of Person Filing:
(1)	Stephens Investment Management Group, LLC
(2)	Stephens Investments Holdings LLC
(3)	Warren A. Stephens

(b)	Address of Principal Business Office or, if none, Residence

(1) through (3)

111 Center Street, Little Rock, Arkansas 72201

(c)	Citizenship:

(1) and (2) Arkansas limited liability company

(3) United States of America

(d)	Title of Class of Securities: Common Stock (the “Common Stock”)

(e)	CUSIP Number: 461212102

Item 3.	Stephens Investment Management Group, LLC is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Stephens Investments Holdings LLC and Warren A. Stephens are each a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5 – 11 on cover pages 2, 3, and 4 of this schedule.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Common Stock reported on this schedule. None of such interests relate to more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date

Stephens Investment Management Group, LLC

By:	/s/ David Prince
David Prince
General Counsel

Stephens Investments Holdings LLC

By:	/s/ Warren A. Stephens
Warren A. Stephens
President and Manager

/s/ Warren A. Stephens
Warren A. Stephens

EXHIBIT A

The number of shares reported herein as beneficially owned by Stephens Investments Holdings LLC (“SIH”) and Warren Stephens is comprised of all of the shares beneficially owned by Stephens Investment Management Group, LLC (“SIMG”), a subsidiary of SIH and an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the shares of common stock, par value $0.001 per share, beneficially owned by each of them of Inventure Foods Inc.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 13th day of February, 2015.

Stephens Investment Management Group, LLC

By:	/s/ David Prince
David Prince
General Counsel

Stephens Investments Holdings LLC

By:	/s/ Warren A. Stephens
Warren A. Stephens
President and Manager

/s/ Warren A. Stephens
Warren A. Stephens